U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  LABONE, INC.
                                 --------------
                                  (Registrant)

                          401(k) Plan of LabOne, Inc.
                          ---------------------------
                                     (Plan)

                                     0-15975
                                ----------------
                                (SEC FILE NUMBER)

                                    50540E101
                                   -----------
                                 (CUSIP Number)


[ ] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ X ] Form 11-K
        [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

        For Period Ended:    December 31, 1999
                      -------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:________________________________________________

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        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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        If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:      Not Applicable

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Part I - Registrant Information
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Full Name of Registrant:                   LabOne, Inc.
                                           -------------------------------------
Former Name if Applicable:                 Home Office Reference Laboratory Inc.
                                           -------------------------------------
Address of Principal Executive Officer:    10101 Renner Blvd.
                                           -------------------------------------
                                           (Street and Number)

                                            Lenexa, Kansas 66219
                                           -------------------------------------
                                           (City, State and Zip Code)

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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached, if applicable.
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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

               The financial statements of the 401(k) Plan of LabOne, Inc. (the "Plan") for fiscal year ended December 31, 1998 have not yet been completed because LabOne, Inc. (the "Company") has been preparing to conduct a merger with its parent company, Lab Holdings, Inc. This fact has made completion of the financial statements very complicated, expensive and time consuming. Because the financial statements are not completed the audit of the Plan's financial statements for and as of the fiscal year ended December 31, 1998 is still in process.
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Part IV - Other Information
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        (1) Name and telephone number of person to contact in regard to this notification.

            Kurt E. Gruenbacher                   (913) 888-1770
            ____________________________          ______________________________
            (Name)                                (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                            [ X  ]  Yes          [    ]   No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                            [ X ]  Yes          [   ]   No

        The Company anticipates a significant change in assets available to plan beneficiaries for the fiscal year ended December 31, 1998 as compared to the results of operations for the fiscal year ended December 31, 1997 resulting from a decrease in the value of the Company's common stock from $17.375 as of Decmeber 31, 1997 to $13.00 as of December 31, 1998. The Company's common stock accounts for approximately one third of the investments of the Plan. The Company estimates that the net change in assets available to plan beneficiaries will be approximately $1.9 million for fiscal year end December 31, 1998 and approximately $2.3 million for fiscal year end December 31, 1997. The $.4 million decrease in assets available to plan beneficiaries equals a decrease of approximately 17%.

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  LabOne, Inc.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 30, 1999                         By:  /s/ Kurt E. Gruenbacher
                                                 Kurt E. Gruenbacher,
                                                 V.P. Finance, CAO and
                                                 Treasurer